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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Fischer-Watt Gold Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  337730-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   James Michael Seed, c/o The Astra Ventures
                         One Citizens Plaza, Suite 910
                 Providence, Rhode Island 02903 (401) 331-6652
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 337730-10-5                    13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       James Michael Seed
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  410,600
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    4,166,300
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          410,600
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          4,166,300
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,576,900
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.95%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (See Instructions)

       IN
  -------------------------------------------------------------------------

CUSIP No. 337730-10-5                    13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       James Michael Seed Trust, Grace Seed and Richard M. C. Glenn,
       Co-Trustees

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
       41-6029622
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Minnesota
--------------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  -0-
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    3,900,500
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          -0-
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          3,900,500
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,900,500
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.18%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (See Instructions)

       00
  -------------------------------------------------------------------------

Item 1.   Security and Issuer

     This statement relates to the Common Stock, $0.001 Par Value (the "Common Stock"), of Fischer-Watt Gold Company, Inc. (the "Company"), the principal offices of which are located at 1621 North 3rd Street, Suite 1000, Coeur d'Alene, ID 83814.

     On June 2, 1998, a Schedule 13D relating to James Michael Seed's ownership of such securities on May 22, 1998 was filed with the Commission. In preparing this amended filing, it was discovered that certain typographical, mathematical and other errors existed. This filing, therefore, amends and replaces in its entirety such filing and, in addition, relates to a notarial change in ownership occurring on September 12, 1998.

Item 2.   Identity and Background

     Reporting Person: James Michael Seed. James Michael Seed resides at 192 Cedar Street, East Greenwich, Rhode Island 02818. He is the Chairman and President of Astra Ventures, located at One Citizens Place, Suite 910, Providence, Rhode Island 02903.

     Reporting Person: James Michael Seed Trust, Grace Seed and Richard M.C. Glenn, Esq., Co-Trustees. The business address of each of Grace Seed and Richard M.C. Glenn, Esq., Co-Trustees, James Michael Seed Trust, is One Citizens Place, Suite 910, Providence, Rhode Island 02903.

     None of the reporting persons have been convicted in any criminal proceedings in the past five years.

     None of the reporting persons were, during the past five years, or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws resulting from any civil proceeding of a judicial or administrative body of competent jurisdiction

     All of the reporting persons are United States citizens. The James Michael Seed Trust was created in Minnesota.

Item 3.   Source and Amount of Funds or Other Consideration

          Event to which original filing relates: On May 22, 1998, the James Michael Seed Trust entered into a Subscription Agreement with Fischer-Watt Gold Company, Inc., pursuant to which the James Michael Seed Trust agreed to purchase 714,300 Units for an aggregate purchase price of $100,002, each Unit consisting of two shares of the Common Stock and one Warrant to purchase a share of the Common Stock, exercisable at any time prior to December 31, 1999. The James Michael Seed Trust paid such purchase price in cash directly from its trust assets. No funds were borrowed to finance the purchase.

          Material change to which this filing relates: On September 12, 1998, the James Michael Seed Trust entered into a Subscription Agreement with Fischer-Watt Gold Company, Inc., pursuant to which the James Michael Seed Trust agreed to purchase 300,000 Units for an aggregate purchase price of $30,000, each Unit consisting of two shares of the Common Stock and one Warrant to purchase a share of the Common Stock, exercisable at any time prior to February 28, 2000. The James Michael Seed Trust paid such purchase price in cash directly from its trust assets. No funds were borrowed to finance the purchase.

Item 4.   Purpose of Transaction

     The securities of the issuer were acquired for investment purposes only.

Item 5.   Interest in Securities of the Issuer

a) & b) The following table sets forth the beneficial ownership of the Common Stock as of September 25, 1998 of the persons filing this statement:

                                                   Deemed to         Deemed to
                Deemed to         Deemed to        Have Sole         Have Shared
                Have Sole         Have Shared      Power to          Power to
                Power to          Power to         Dispose or        Dispose or
Reporting       Vote or to        Vote or          Direct            Direct
Person          Direct Vote       Direct Vote      Disposition       Disposition
---------       -----------       -----------      -----------       -----------
James M. Seed      410,600(1)      4,166,300(2)      410,600(1)      4,166,300(2)

Grace Seed and   3,900,500(3)          -0-         3,900,500(3)          -0-
Richard M.C.
Glenn, Esq.,
Co-Trustees,
James Michael
Seed Trust

(1) Includes 5,700 shares of Common Stock owned directly by James Michael Seed, an option to purchase 100,000 shares of the Common Stock owned directly by James Michael Seed, and 304,900 shares of the Common Stock owned directly by the Fred
M. Seed Annuity Trust, of which James Michael Seed is the sole trustee.

(2) Includes 265,800 shares of the Common Stock owned directly by the Fred M. Seed Foundation, of which James Michael Seed and Grace Seed are directors and officers, as well as 2,886,200 shares of the Common Stock and warrants to purchase an additional 1,014,300 shares of the Common Stock owned directly by the James Michael Seed Trust, of which James Michael Seed is the sole beneficiary.

(3) Includes 2,886,200 shares of the Common Stock and warrants to purchase an additional 1,014,300 shares of the Common Stock owned directly by the James Michael Seed Trust, of which James Michael Seed is the sole beneficiary.

c) Except for the transaction described in the second paragraph of Item 3 on this Schedule 1 3D, which description is incorporated herein by reference, there were no transactions in the Common Stock effected by James Michael Seed or the James Michael Seed Trust in the past sixty days.

d) In addition to the reporting persons, the following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which this Schedule 13D relates:

     1) The trust agreement relating to the Fred M. Seed Annuity Trust, the sole trustee of which is James Michael Seed, provides for the distribution of certain amounts of trust income and principal to the six grandchildren of Fred M. Seed, James Michael Seed's father. As the Fred M. Seed Annuity Trust does not own more than five percent of the Common Stock, none of the beneficiaries' interests relate to more than five percent of the Common Stock.

     2) In addition to James Michael Seed, the officers and directors of the Fred M. Seed Foundation are James Michael Seed's mother, Grace Seed, and brother, John C. Seed. As the Fred M. Seed Foundation does not own own more than five percent of the Common Stock, none of the directors' and officers' interests relate to more than five percent of the Common Stock.

e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The trust agreement relating to the James Michael Seed Trust provides that the Co-Trustees may act without guidance or direction from James Michael Seed. However, the relationship of the Co-Trustees and James Michael Seed is such that the Co-Trustees act in concert with the decisions of James Michael Seed regarding shares of Common Stock.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1 - Joint Reporting Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 14, 1998                   /s/ James Michael Seed
                                             -----------------------------------
                                             Signature

                                             James Michael Seed
                                             -----------------------------------
                                             Name/Title

                                             JAMES MICHAEL SEED TRUST


Date:   October 14, 1998                   /s/ Grace Seed
                                             -----------------------------------
                                             Signature

                                             Grace Seed, Co-Trustee
                                             -----------------------------------
                                             Name/Title


Date:   October 15, 1998                   /s/ Richard M.C. Glenn
                                             -----------------------------------
                                             Signature

                                             Richard M.C. Glenn, Esq.,Co-Trustee
                                             -----------------------------------
                                             Name/Title